Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth below. As of September 30, 2014, we had 28,939 shares of Series A Non-Cumulative Perpetual Convertible Preferred Stock outstanding, all of which were issued on June 11, 2008 and 5,060 shares of Series E Non-Cumulative Perpetual Preferred Stock outstanding, all of which were issued on December 4, 2012. The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges less preference dividend requirements of a consolidated subsidiary, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and one-third of rental expense, net of income from subleases that is deemed attributable to interest, and preference dividend requirements of a consolidated subsidiary, (iii) fixed charges, including interest on deposits, include all interest expense and one-third of rental expense, net of income from subleases, that is deemed attributable to interest, and preference dividend requirements of a consolidated subsidiary, and (iv) pre-tax earnings required for preferred stock dividends were computed using effective tax rates for the applicable year.

	Nine Months ended September 30		Years ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before taxes	$216,532	$193,710	$256,219	$248,362	$207,334	$84,522	$(130,613)
Fixed charges	71,884	73,594	96,908	120,642	143,388	178,727	258,992
Preference dividend requirements of consolidated subsidiary	—	—	—	—	(1,146)	(1,011)	(1,460)

Earnings, including interest on deposits	288,416	267,304	353,127	369,004	349,576	262,238	126,919

Less: interest on deposits	(32,840)	(35,782)	(46,582)	(59,586)	(80,808)	(112,629)	(180,804)

Earnings (deficit), excluding interest on deposits	$255,576	$231,522	$306,545	$309,418	$268,768	$149,609	$(53,885)

Fixed charges:
Interest on deposits	$32,840	$35,782	$46,582	$59,586	$80,808	$112,629	$180,804
Interest on borrowings	34,557	33,303	44,330	55,008	55,147	58,747	69,900
Estimated interest component of rent expense	4,487	4,509	5,996	6,048	6,287	6,340	6,828
Preference dividend requirements of consolidated subsidiary	—	—	—	—	1,146	1,011	1,460

Fixed charges, including interest on deposits	71,884	73,594	96,908	120,642	143,388	178,727	258,992

Less: interest on deposits	(32,840)	(35,782)	(46,582)	(59,586)	(80,808)	(112,629)	(180,804)

Fixed charges, excluding interest on deposits	39,044	37,812	50,326	61,056	62,580	66,098	78,188

Preferred stock dividend requirements	11,526	11,646	15,416	3,517	3,414	20,172	54,148

Combined fixed charges and preferred stock dividend requirements – including deposits	83,410	85,240	112,324	124,159	146,802	198,899	313,140

Combined fixed charges and preferred stock dividend requirements – excluding deposits	50,570	49,458	65,742	64,573	65,994	86,270	132,336

Ratio of Earnings (Deficit) to Fixed Charges:
Excluding interest on deposits	6.55	6.12	6.09	5.07	4.29	2.26	(0.69)
Including interest on deposits	4.01	3.63	3.64	3.06	2.44	1.47	0.49

Ratio of Earnings (Deficit) to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	5.05	4.68	4.66	4.79	4.07	1.73	(0.41)
Including interest on deposits	3.46	3.14	3.14	2.97	2.38	1.32	0.41